PAGE 1


============================================================


             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549



                          FORM 11-K

                        ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE
             SECURITIES AND EXCHANGE ACT OF 1934



         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993


                THRIFT PLAN FOR EMPLOYEES OF
                         CONOCO INC.
                  (FULL TITLE OF THE PLAN)


                         CONOCO INC.
                 1201 LOUISIANA, SUITE 2900
                      HOUSTON, TX 77002
 (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


============================================================

                           PAGE 2




                            INDEX





                                                     Page(s)


Report of Independent Accountants..................      4


Statements of Net Assets Available for Plan
  Benefits at December 31, 1993 and 1992 .........     5-7


Statements of Changes in Net Assets Available
  for Plan Benefits for the Years 1993 and 1992...     8-10


Notes to Financial Statements.....................    11-17


                          EXHIBITS

Exhibit
 Number                  Description


   24               Consent of Independent Accountants.

                           PAGE 3
                          SIGNATURE




          Pursuant to the requirements of the Securities and Exchange Act of 1934, Conoco Inc., has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                      Thrift Plan for Employees of
                               Conoco Inc.



                    Date: April 22, 1994


                    By ___________________________________
                                Mario Rocconi, Jr.
                        Vice President of Human Resources

              REPORT OF INDEPENDENT ACCOUNTANTS


To the Employee Benefit Plans Board of Conoco Inc.

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Thrift Plan for Employees of Conoco Inc. at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for each of the two years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Employee Benefit Plans Board of Conoco Inc., as the Plan's Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE

Philadelphia, Pennsylvania
April 22, 1994


                                                      PAGE 5
                                             THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 DECEMBER 31, 1993

                                     (Dollars In Thousands, Except Unit Values)


                                                            3-Way       DuPont                 Merrill
                                    Fixed        Family     Asset       Common                 Lynch
                                    Income       of Mutual  Allocation  Stock        Loan      Equity
                                    Fund         Funds      Fund        Fund         Fund      Index
                                    ----------- ---------- ---------   ---------    --------   ---------
Investments, at fair value
  (Notes 1 and 3)
  DuPont Company common stock
    (cost $186,834) .............                                      $255,889
  Pooled Investments (cost
    $203,991)....................               $103,641    $50,342                             $14,184
  Fixed income
    (cost $1,593,824).............. $1,593,824
  Short-term investments & cash
  (cost $38,359)...................     37,644       172        147          97                       5
  Loans to participants-
    principal balance ...........                                                   $ 34,192
                                    ----------- ---------- ---------   ---------    --------   ---------

     Total investments ..........    1,631,468   103,813     50,489     255,986       34,192     14,189


Receivables
  Due from Conoco Inc............        4,088       795        346       1,506                      87
                                    ----------- ---------  ---------   ---------    --------   ---------
  Net assets available for plan
    benefits ....................   $1,635,556  $104,608    $50,835    $257,492      $34,192    $14,276
                                    =========== =========  =========   =========     =======    ========

Unit or share values (Note 2) ...       $79.48    $70.85     $11.49      $48.25                 $28.92
                                        ======    ======     ======      ======                  ======



The The accompanying notes are an integral part of these financial statements.

                                           Continued on next page

                                                       PAGE 6
                                             THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 DECEMBER 31, 1993 (Continued)

                                     (Dollars In Thousands, Except Unit Values)


                                                                         Merrill
                                    Merrill   Merrill       Merrill      Lynch
                                    Lynch     Lynch         Lynch        Basic
                                    Global    Balanced      Capital      Value
                                    Holdings  Fund          Fund         Fund         Total
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (Notes 1 and 3)
  DuPont Company common stock
    (cost $186,834) .............                                                     $255,889
  Pooled Investments (cost
    $203,991)....................   $20,208     $7,041     $16,291       $8,587        220,294
  Fixed income
    (cost $1,593,824) ...........                                                    1,593,824
  Short-term investments & cash
  (cost $38,359)................        278          2           6            8         38,359
  Loans to participants-
    principal balance ...........                                                       34,192
                                    --------    -------     -------      -------     ----------

     Total investments ..........    20,486      7,043      16,297        8,595      2,142,558


Receivables
  Due from Conoco Inc..............     165         44         138           92          7,261
                                    --------    -------    --------      -------      ---------
  Net assets available for plan
    benefits ....................   $20,651     $7,087     $16,435       $8,687     $2,149,819
                                    =======     =======    ========      =======    ===========

Unit or share values (Note 2) ...    $13.14     $12.33      $27.97       $23.37
                                     ======     ======      ======       ======



The The accompanying notes are an integral part of these financial statements.


                                                       PAGE 7
                                          THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 DECEMBER 31, 1992

                                     (Dollars In Thousands, Except Unit Values)

                                                           3-Way        DuPont
                                     Fixed      Family     Asset        Common
                                     Income     of Mutual  Allocation   Stock       Loan     Cash
                                     Fund       Funds      Fund         Fund        Fund     Fund       Total
                                    ---------   --------   ----------  ---------  --------  -------  ----------

Investments, at fair value
  (Notes 1 and 3)
  DuPont Company common stock
    (cost $179,450) .............                                      $251,937                       $251,937
  Pooled Investments (cost
    $114,089)....................               $106,660    $39,681                                    146,341
  Fixed income
    (cost $1,435,503)............   $1,435,503                                                       1,435,503
  Short-term investments & cash
  (cost $1,911)...................                                                          $1,911       1,911
  Loans to participants-
    principal balance ...........                                                 $24,563               24,563
                                    ----------  ----------   -------   ---------  -------- -------  ----------

  Net assets available for plan
    benefits ....................   $1,435,503  $106,660     $39,681   $251,937   $24,563   $1,911  $1,860,255
                                     =========   =======     ========   =======   =======   =======  =========

Unit or share values (Note 2) ...       $72.93                $15.45     $47.12
                                        ======                ======     ======



The accompanying notes are an integral part of these financial statements.


                                                       PAGE 8
                                              THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                    CONOCO INC.

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          YEAR ENDED DECEMBER 31, 1993

                                                (Dollars in Thousands)




                                                      3-Way        DuPont                 Merrill
                               Fixed       Family     Asset        Common                 Lynch
                               Income      of Mutual  Allocation   Stock       Loan       Equity
                               Fund        Funds      Fund         Fund        Fund       Index
                             ---------    ---------  ----------  ---------   ---------   ---------
Investment income
  Interest ..............    $131,205          $1         $6         $36       $2,575          $2
  Dividends .............                   8,897                  9,408
  Distribution of Loan
    interest income....         1,550         174         64         664       (2,575)         27
                             ---------   ---------    --------   -------     --------     --------
    Total investment
      income ............     132,755       9,072         70      10,108           0           29


Realized gains ..........                   1,317        603      13,684                      258
Net unrealized appre-
  ciation (depreciation)
  in fair value of
  investments ...........                   6,794      5,808      (3,432)                   1,249
Contributions
  Conoco Company's
    contributions...........   18,391       2,553      1,337       6,768                      339
  Participants'
    savings .............     138,910       7,952      3,805      11,507                      920
  CESOP transfers .......       1,790          29         27       2,728
                            ----------   --------    -------    --------     --------     --------
                              291,846      27,717     11,650      41,363            0       2,795
                            ----------   --------    -------    --------     --------     --------

Deliveries and
  withdrawals ...........     (79,986)     (1,948)    (1,417)    (10,508)      (1,854)       (684)
Net transfers among funds
  Loans .................     (16,815)     (1,015)      (684)     (4,391)      23,669        (193)
  Loan repayments .......       7,501         841        333       2,839      (12,186)        114
  Other authorized
    transfers ...........      (2,493)    (27,647)     1,272     (23,748)                  12,244
                             ---------   --------    -------    ---------    --------     --------
                              (91,793)    (29,769)      (496)    (35,808)       9,629      11,481
                             ---------   --------    -------    ---------    --------     --------

Change in net assets
  available for plan
  benefits for the
  year ..................     200,053      (2,052)    11,154       5,555        9,629      14,276

Net assets available
  for plan benefits
  Beginning of year .....   1,435,503     106,660     39,681     251,937       24,563
                            ---------    --------    -------    ---------    --------     --------

  End of year ...........  $1,635,556    $104,608    $50,835    $257,492      $34,192     $14,276
                           ==========    ========   ========    =========    ========     ========



The The accompanying notes are an integral part of these financial statements.

                                       Continued on next page


                                                       PAGE 9
                                            THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                    CONOCO INC.

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          YEAR ENDED DECEMBER 31, 1993 (Continued)

                                                (Dollars in Thousands)

                                                                  Merrill
                             Merrill       Merrill   Merrill      Lynch
                             Lynch         Lynch     Lynch        Basic
                             Global        Balanced  Capital      Value       Cash
                             Holdings      Fund      Fund         Fund        Fund       Total
                             ---------   ---------  ---------    --------    ------   ----------
Investment income
  Interest ..............          $2          $1         $2          $1              $133,831
  Dividends .............       1,110         825      1,032         394                21,666
  Distribution of Loan
    interest income....            34          13         32          17                     0
                              -------  -----------  --------     --------   -------  -----------
    Total investment
      income ............       1,146         839      1,066         412        0      155,497

Realized gains ..........         172         112        173          69                16,388
Net unrealized appre-
  ciation (depreciation)
  in fair value of
  investments............       1,333                    657          94                12,503
Contributions
  Conoco Company's
    contributions..........       419         176        528         192      (28)      30,675
  Participants'
    savings .............       1,427         851      1,510       1,326               168,208
  CESOP transfers .......           1           4          2          14                 4,595
                              -------  -----------  ---------    --------  -------  -----------
                                4,498       1,982      3,936       2,107      (28)     387,866
                              -------  -----------  ---------    --------  -------  -----------

Deliveries and
  withdrawals ...........        (249)       (615)      (707)       (158)    (176)     (98,302)
Net transfers among funds
  Loans .................        (246)        (87)      (193)        (45)                   0
  Loan repayments .......         191          59        212          96                    0
  Other authorized
    transfers ...........      16,457        5,748    13,187       6,687   (1,707)          0
                              -------   ----------  ---------    --------  -------   -----------
                               16,153        5,105     12,499      6,580   (1,883)     (98,302)
                              -------  -----------  ---------    --------  -------   -----------

Change in net assets
  available for plan
  benefits for the
  year ..................      20,651        7,087     16,435      8,687   (1,911)    289,564

Net assets available
  for plan benefits
  Beginning of year .....                                                   1,911   1,860,255
                             --------  -----------  ---------    --------  -------  ------------

  End of year ...........     $20,651       $7,087    $16,435      $8,687      $0  $2,149,819
                             ========  ===========  =========    ========  =======  ===========




The The accompanying notes are an integral part of these financial statements.


                                                       PAGE 10
                                            THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          YEAR ENDED DECEMBER 31, 1992

                                                (Dollars in Thousands)

                             U.S.                               3-Way         DuPont
                             Savings     Fixed      Family      Asset         Common
                             Bond        Income     of Mutual   Allocation    Stock       Loan        Cash
                             Fund        Fund       Funds       Fund          Fund        Fund        Fund       Total
                             --------  -----------  ---------   ----------   ---------  ---------  ---------- -----------
Investment income
  Interest ..............       $240     $121,351        $25         $20                  $2,216         $552   $124,404
  Dividends .............                             11,543       2,018       $8,933                             22,494
  Distribution of loan
    interest income<FA>..                   1,281        246          56          633    ( 2,216)                      0
  Distribution of cash
    fund interest                             435         63          25          162                    (685)         0
                             --------  ----------   --------     -------     --------   --------   ---------- ----------
    Total investment
      income ............        240      123,067     11,877       2,119        9,728          0         (133)   146,898

Net realized & unrealized
  appreciation (depreciation)
  in fair value of investments ..                     (5,734)        782        6,478                              1,526
Contributions
  Conoco Company's
    contributions.......                   19,407      3,878       1,313        7,811                             32,409
  Participants'
    savings .............                  73,576      7,512       2,974       13,098                             97,160
  CESOP transfers .......                                                       1,513                              1,513
                             --------  ----------   --------     -------     --------   --------   ---------- -----------
                                 240      216,050     17,533       7,188       38,628          0         (133)   279,506
                             --------  ----------   --------     -------     --------   --------   ---------- -----------

Deliveries and
  withdrawals ...........       (781)     (78,374)    (3,063)     (1,831)      (9,457)    (1,852)      (1,278)   (96,636)
Net transfers among funds
  Loans .................        (41)     (10,216)      (772)       (318)      (2,647)    14,433         (439)         0
  Loan repayments .......                   5,034        968         219        2,488     (8,158)         126        677
  Other authorized
    transfers ...........     (3,991)      22,686      2,748      (1,324)     (19,916)                   (203)         0
                             --------  ----------   --------     -------     --------   --------   ---------- -----------
                              (4,813)     (60,870)      (119)     (3,254)     (29,532)     4,423       (1,794)   (95,959)
                             --------  ----------   --------     -------     --------   --------   ---------- -----------

Change in net assets
  available for plan
  benefits for the
  year ..................     (4,573)     155,180     17,414       3,934        9,096      4,423       (1,927)   183,547

Net assets available
  for plan benefits
  Beginning of year .....      4,573    1,280,323     89,246      35,747      242,841     20,140        3,838  1,676,708
                             --------  ----------   --------     -------     --------   --------   ---------- -----------

  End of year ...........         $0   $1,435,503   $106,660     $39,681     $251,937   $ 24,563       $1,911 $1,860,255
                             ========  ==========   ========     =======     ========   ========   ========== ===========


<FA> Reclassified for comparative purposes.

The The accompanying notes are an integral part of these financial statements.


                                   PAGE 11
                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. ("THE COMPANY")

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF THE THRIFT PLAN:

  THE PLAN

          The Thrift Plan for the Employees of Conoco Inc.(the "Plan") is a defined contribution Plan which was established in 1952 by Conoco Inc., a wholly-owned subsidiary of E. I. du Pont de Nemours and Company (DuPont).

          The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual objectives, and to provide an opportunity for employees, at no cost to themselves, to become stockholders of the DuPont Company. The Plan is a tax qualified contributory profit sharing plan. Employees of the Company and participating employers are eligible to join the Plan provided they are members of the Retirement Plan of Conoco.

          An eligible employee may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 16% of monthly pay. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. The before-tax provision is permitted under Section 401(k) of the Internal Revenue Code. Nondiscrimination rules of the Internal Revenue Code require that the average savings rates in both the before-tax and after-tax accounts of "Highly Compensated" employees (as defined by the IRS) should be limited by the average savings rates of "Nonhighly Compensated" employees. At December 31, 1993 and December 31, 1992, for the "Highly Compensated" employees the allowable after-tax savings rate was 6% and 7% respectively, and their allowable before-tax savings rate was 11% and 9% respectively. In addition, in accordance with the Tax Reform Act of 1986, the Plan limited contributions by any employee to the before-tax account to $8,994 in 1993 and $8,728 in 1992. The Company will contribute an amount equal to 100% of the participant's savings deductions during a month except that no Company Contribution will be made for any participant's savings in excess of 6% of monthly pay. In addition, subject to certain limitations, a "Nonhighly Compensated" participant is allowed to make lump sum savings deposits in cash or through payroll deduction to the Plan at any time.

          A participant with less than five years of participation credit or service, who withdraws any matched before-tax or after-tax savings will forfeit a portion of related Company contributions in accordance with the specific Plan provisions. Company contributions will be suspended for six months if a participant withdraws any matched before-tax or after-tax savings or Company contributions contributed to the account during the last two years

                                   PAGE 12
                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

of participation or any earnings in the before-tax or after-tax accounts. Company contributions will be suspended for two months if a participant withdraws any before tax contribution prior to age 59 1/2. Any vested participant who retires or separates from service may elect to make a full account withdrawal at any time. Mandatory minimum distribution commences in March following the year the participant reaches age 70 1/2.

          Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

  INVESTMENT FUNDS

          The following investment funds have been established with trustees for the investment of employee savings and Company contributions. The nature of the investments maintained in each fund is described below:

U.S. Savings Bond Fund       -- United States Savings Bonds, Series EE in
                                $100 denominations.  This fund was
                                eliminated as of September 30, 1992.
Fixed Income Fund            -- Investments under agreement with one or more
                                financial institutions, including insurance
                                companies, banks and other investment
                                companies which provide for the return of
                                principal in full plus the payment of
                                interest at a predetermined rate for a
                                specific period of time. The fund's blended
                                rate of return for the 12 months ending
                                December 31, 1993 and December 31, 1992
                                was 8.97% and 9.38%, respectively.
Family of Mutual Funds       -- A group of seven different mutual funds, each
                                with its own investment objectives, offered through Fidelity Investments Institutional Operations Company. As of January 13, 1993 these funds were transferred to similar mutual funds at Merrill Lynch with the exception of Magellan and Retirement Growth which were combined into the Magellan fund. The Magellan Fund continues to be shown under the caption Family of Mutual Funds.
3-Way Asset Allocation Fund  -- 3-Way Asset Allocation Fund with money invested by Wells Fargo Nikko Investment
                                Advisors among stocks, bonds, and cash
                                (money market).

                                   PAGE 13
                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


DuPont Common Stock Fund    --  Common Stock of E. I. duPont de Nemours and
                                Company ("DuPont"), Conoco's ultimate parent
                                company.
Loan Fund                    -- Participant loans--amounts transferred from
                                the United States Savings Bond Fund, the
                                Fixed Income Fund, the Fidelity Family of
                                Mutual Funds, Merrill Lynch Mutual Funds, the
                                DuPont Common Stock Fund and/or the 3-Way
                                Asset Allocation Fund that are loaned to
                                participants.
Merrill Lynch Funds          -- A group of 5 different mutual funds each with
                                its own investment objective offered through
                                Merrill Lynch.
Cash Fund                    -- Funds invested overnight in an interest
                                bearing account awaiting investment in one of the Plan options or distribution to Plan participants.

          Participants may allocate their before and after-tax savings deductions and Company contributions among all Funds at their discretion. Amounts contributed by the Company were not to be used to purchase U.S. Savings Bonds.

          At December 31, 1993 the Plan participants directed their savings and the related matching Company contributions be invested in the following funds (approximate number of participants in each fund): Fixed Income Fund (15,100); Family of Mutual Funds (3,400); DuPont Common Stock Fund (7,900); 3-Way Asset Allocation Fund (2,300); Merrill Lynch (ML) Global Holdings (1,200); ML Balanced Fund(600); ML Equity Index (900); ML Capital Fund (1,200); ML Basic Value Fund (500). Approximately 3,900 participants had loans outstanding in the Loan Fund at December 31, 1993.

  ADMINISTRATION

          The designated trustee of all the aforementioned funds is Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). The administration of the Plan is vested in the Board of Directors of Conoco Inc. which may designate three or more persons to operate and administer the Plan. The Board of Directors of Conoco Inc. or it's delegee may designate three or more persons to serve on the Employee Benefit Plans Board which has the authority to appoint trustees and select insurers. All record keeping and trustee fees of the Plan are paid by the Company.

          While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of shares of DuPont common stock and all cash balances, including those resulting from the liquidation of the Fixed Income Fund, the Fidelity Family of Mutual Funds, the 3-Way Asset Allocation Fund, and Merrill Lynch Mutual Funds will be made based upon the valuation of the participant's account.

                                   PAGE 14
                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          For financial reporting purposes, the assets of the Plan are reflected on the accrual and fair value bases of accounting. The provi-sions of the Employee Retirement Income Security Act of 1974 (ERISA) require presentation based on fair value. The fair value of the United States Savings Bonds Fund is based on the redemption values for U.S. Savings Bonds which are published by the Department of Treasury. The Fixed Income Fund guaranteed investment contracts and separate account portfolios are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Investments in the Family of Mutual Funds, the DuPont Common Stock Funds, and Merrill Lynch Mutual Funds are recorded at the latest price on the last business day of the period reported. Investments in the 3-Way Asset Allocation Fund are recorded at the fair market value of all assets in the Fund on the last business day of the period reported. The fair value of loans to participants in the Loan Fund represent the outstanding principal balances of the loans.

          The unit value or price of the Fixed Income Fund, the 3-Way Asset Allocation Fund, Merrill Lynch Mutual Funds and the DuPont Common Stock
Fund, reflect the prices at which participant's accounts are valued at the end of the period reported. The "Net Asset Value" per share, or NAV, for each Fund in the Family of Mutual Funds is computed by adding the value of all portfolio holdings and other assets, deducting liabilities and then dividing the result by the number of shares outstanding at month end. Fidelity Investments Institutional Operations Company calculates each of these Funds' NAV at the close of each business day of the New York Stock Exchange. There is no unit value for the United States Savings Bonds Fund and the Loan Fund since U.S. Savings Bonds and loans are identified directly with participants' accounts. The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the Fund.

          Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold and are recognized on the trade date.

                                   PAGE 15
                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          Certain reclassifications have been made to the Plan's 1992 financial statements to conform with 1993 presentation.


NOTE 3 -- INVESTMENTS

          The following presents the Plan's investments at fair value
(Note 2).
                                                December 31,    December 31,
                                                    1993            1992
                                                ------------    -------------
                                                   (Dollars in Thousands)
Investments at fair value
  Fixed income (guaranteed investment
    contracts, separate account
    portfolios) ............................      1,593,824       1,435,503
  DuPont Common Stock .....................         255,889         251,937
  Short-term investments & cash ............         38,359           1,911
  Loans to participants ....................         34,192          24,563
  Pooled investments .......................        220,294         146,341
                                                 ----------      ----------
    Total investments at fair value ........     $2,142,558      $1,860,255
                                                 ==========      ==========

           The Plan held 5,303,392 shares of DuPont Common Stock at December 31, 1993. At December 31, 1993, Short-term investments and cash represent funds deposited in the the Fixed Income Fund, the Fidelity Family of Mutual Funds, the 3-Way Asset Allocation Fund, the Du Pont Common Stock Fund, and the Merrill Lynch Mutual Funds .

          The pooled investments consist of the following:

                                                     December 31, 1993
                                                 ---------------------------
                                                 Fair Market
                                                     Value          Cost
                                                 -----------     ----------
                                                   (Dollars in Thousands)

  3-Way Asset Allocation Fund ..............     $   50,342      $   44,534
  Family of Mutual Funds ..................         103,641          96,480

  Merrill Lynch Mutual Funds ...........
    Equity Index Trust.....................          14,184          12,936
    Global Holdings.....................             20,208          18,875
    Balanced Fund...........................          7,041           7,040
    Capital Fund ..........................          16,291          15,633
    Basic Value Fund.................                 8,587           8,493
                                                 ----------      ----------
  Total Pooled Investments .................     $  220,294      $  203,991
                                                 ==========      ==========

                                   PAGE 16
                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                            CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

The Fixed Income Fund option provided by the Plan is also available to participants in the Investment Plan for Salaried Employees of Consol Inc. (the "Consol Plan"), administered by Consol Inc., a corporate joint venture owned equally by DuPont and subsidiaries of RWE AG of Germany. Accordingly, the investments in these funds by participants in the Plan and the Consol Plan have been commingled by the common Trustee for the plans.

          The Plan's fixed income guaranteed investment contracts and separate account portfolios (*) at December 31, 1993 consist of the following:
                                                                    Current
          Description                                                Value
          -----------                                             -----------
                                                                  (Dollars in
                                                                   Thousands)

Aetna Life Insurance Company--9.32%, 6/1/99 ..................    $   96,121
Aetna Life Insurance Company--9.89%, 6/1/00 ..................        75,282
Aetna Life Insurance Company--9.01%, 6/1/01 ..................        84,665
Bankers Trust--5.9%, 12/31/01 ................................        78,591
Metropolitan Life Insurance Company--7.78%, 6/30/00...........       157,280
New York Life Insurance Company--9.71%, 6/1/99 ...............        98,173
New York Life Insurance Company--9.11%, 6/1/99 ...............        95,805
Peoples Security Life Insurance Company, A Member of
   the Capital Holding Family--6.10%, 1/4/99 ...............          15,610
The Principal Mutual Life Insurance Company--9.55%, 6/1/98....       136,313
The Principal Mutual Life Insurance Company--9.10%, 6/1/99....        92,741
Prudential Life Insurance Company--9.66%, 6/1/98 .............       137,332
Prudential Life Insurance Company--9.96%, 6/1/98 .............       139,316
Prudential Life Insurance Company--8.87%, 7/1/98*
   EIN# 22-1211670 ...........................................       146,353
Prudential Life Insurance Company--7.02%, 7/1/98*
   EIN# 22-1211670 ...........................................       149,584
Provident National Assurance Company--9.52%, 6/30/95..........        11,491
Travelers Life Insurance Company--10.13%, 12/31/94 ...........         7,536
Travelers Life Insurance Company--9.66%, 6/1/00 .............         71,631
                                                                  ----------
    Total investment in fixed income  ........................     1,593,824

Short-Term Investments .......................................        37,644
                                                                  ----------
    Total investment .........................................    $1,631,468
                                                                  ==========
NOTE 4 -- REALIZED AND UNREALIZED GAINS AND LOSSES

          Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classi-fication between realized and unrealized but the total gain or loss will be unaffected.

                                    PAGE 17
                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                            CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 5 -- INCOME TAX STATUS

          The Savings and Investment Plan is a qualified plan pursuant to
Section 401(a) of the Internal Revenue Code and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favor-able tax determination letter has been received by the Plan. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

          Participants in the Plan are not subject to federal income taxes on account balances arising from employer contributions, tax-deferred employee deposits, or accrued income until distributions or withdrawals are made.


NOTE 6 -- Change of Trustee and Record Keeper

          Effective January 1993 the record keeping of the Savings and Investment Plan was transferred to Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). Concurrently with this move, Merrill Lynch Trust Company of America became the Trustee for the Fixed Income, Family of Mutual, 3-Way Asset Allocation, DuPont Common Stock, Loan and the Merrill Lynch Mutual Funds. Wilmington Trust Company remained Trustee of the U.S. Savings Bond Fund until its elimination .

NOTE 7 -- Wells Fargo Conversion

          In January 1993, the Plan's position in the Wells Fargo Three Way Asset Allocation Fund was converted from Monthly (U.S. Tactical Asset Allocation Fund) to Daily (U.S. Tactical Asset Allocation Fund E). This conversion resulted in a change of the base unit value to $10 per share with a relative change in shares held to ensure no gain or loss for participants. The conversion was necessary to allow daily trading of the Wells Fargo Fund.

                        EXHIBIT INDEX


Exhibit
 Number                            Description


   24                    Consent of Independent Accountants.

                                                  Exhibit 24


             CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-36339) of Conoco Inc. of our report dated April 22, 1994 appearing on page 4 of the annual report of the Thrift Plan for Employees of Conoco Inc. on form 11-K for the year ended December 31, 1993.



PRICE WATERHOUSE


Philadelphia, Pennsylvania

April 22, 1994